UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

GOLDEN MATRIX GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

381098300

(CUSIP Number)

Anthony Brian Goodman

3651 Lindell Road, Suite D131

Las Vegas, NV 89103

(702) 318-7548

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381098300	Schedule 13D	Page 2 of 9

1.	Name of Reporting Person Anthony Brian Goodman
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b)☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Australian

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power As of February 22, 2016: -0- shares of Common Stock As of March 12, 2021: 8,785,205 shares of Common Stock(1)
	8.	Shared Voting Power As of February 22, 2016: 60 shares of Common Stock(2) As of March 12, 2021: 7,470,483 shares of Common Stock(2)
	9.	Sole Dispositive Power As of February 22, 2016: -0- shares of Common Stock As of March 12, 2021: 8,785,205 shares of Common Stock(1)
	10.	Shared Dispositive Power As of February 22, 2016: 60 shares of Common Stock(2) As of March 12, 2021: 7,470,483 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person As of February 22, 2016: 60 shares of Common Stock(2) As of March 12, 2021: 16,255,688 shares of Common Stock(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) As of February 22, 2016: 73.8%(2) As of March 12, 2021: 52.7%(1)(2)
14.	Type of Reporting Person IN

(1) Includes 8,100,000 shares of Common Stock issuable upon the exercise of options held by Mr. Goodman, discussed in greater detail below, which are exercisable within 60 days of such date.

(2) Not including the voting rights of the Series B Voting Preferred Stock shares held by Luxor as discussed below.

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1.	Name of Reporting Person Luxor Capital, LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power As of February 22, 2016: -0- shares of Common Stock As of March 12, 2021: -0- shares of Common Stock
	8.	Shared Voting Power As of February 22, 2016: 60 shares of Common Stock(1) As of March 12, 2021: 7,470,483 shares of Common Stock(1)
	9.	Sole Dispositive Power As of February 22, 2016: -0- shares of Common Stock As of March 12, 2021:-0- shares of Common Stock
	10.	Shared Dispositive Power As of February 22, 2016: 60 shares of Common Stock(1) As of March 12, 2021: 7,470,483 shares of Common Stock(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person As of February 22, 2016: 60 shares of Common Stock(1) As of March 12, 2021: 7,470,483 shares of Common Stock(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) As of February 22, 2016: 73.8%(1) As of March 12, 2021: 32.8%(1)
14.	Type of Reporting Person OO

(1) Not including the voting rights of the Series B Voting Preferred Stock shares held by Luxor as discussed below.

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EXPLANATORY NOTE

This Schedule 13D is being filed by Anthony Brian Goodman and Luxor Capital, LLC. The Reporting Persons acquired beneficial ownership of 5% of more of the Common Stock of Golden Matrix Group, Inc., a Nevada corporation on February 22, 2016; however, the Reporting Persons inadvertently failed to file a Schedule 13D at that time. As such, this Schedule 13D includes disclosures as of February 22, 2016 (the date the Reporting Persons’ filing obligations under Schedule 13D first began) and as of the filing date of this Schedule 13D (March 12, 2021), and also includes disclosure of all transactions involving the Issuer’s Common Stock which were affected by the Reporting Persons during such period beginning on February 22, 2016 and ending on March 12, 2021.

The share amounts set forth in this Schedule 13D retroactively take into effect reverse stock splits of one-for-1,500, 1-for-150 and 1-for-150, which were affected by the Company on April 7, 2016; December 15, 2016; and June 26, 2020, respectively.

Item 1. Security and Issuer

This Statement relates to the common stock, $0.00001 par value per share (the “Common Stock”), of Golden Matrix Group, Inc., a Nevada corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 3651 Lindell Road, Suite D131, Las Vegas, NV 89103.

Item 2. Identity and Background

(a) This Statement is being filed by Anthony Brian Goodman and Luxor Capital, LLC (“Luxor”), each a “Reporting Person” and collectively the “Reporting Persons”.

Anthony Brian Goodman (“Mr. Goodman”) owns 100% of Luxor and serves as the Managing Member of Luxor and as such, Mr. Goodman is deemed to beneficially own the securities held by Luxor.

(b) Mr. Goodman’s business address is 3651 Lindell Road, Suite D131, Las Vegas, NV 89103.

Luxor’ business address is 3651 Lindell Road, Suite D131, Las Vegas, NV 89103.

(c) Anthony Brian Goodman’s principal business occupation is the Chief Executive Officer of the Issuer.

Luxor is a Nevada limited liability company which develops and owns intellectual property.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Goodman is a citizen of Australian. Luxor is a Nevada limited liability company.

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Item 3. Source and Amount of Funds or Other Consideration

Luxor Capital, LLC

On February 22, 2016, the Company entered into an Asset Purchase Agreement with Luxor. Pursuant to the agreement, the Company purchased a certain Gaming IP, along with the “know how” of that Gaming IP from Luxor. In consideration for the purchase, the Company agreed to issue 88 shares of the Company’s Common Stock and a Convertible Promissory Note in the amount of $2,374,712 (the “Convertible Note”). On February 22, 2016, 74 shares of Common Stock and the Convertible Note were issued to Luxor Capital, LLC and its designated party (of which 60 shares of Common Stock were issued to Luxor).

On March 1, 2016, the Company entered into a convertible promissory note with Luxor Capital, LLC in the amount of $2,374,712. The promissory note was unsecured, bears interest at 6% per annum, and matured on March 1, 2017.

On April 3, 2016, the Company issued Luxor 1,000 shares of Series B Voting Preferred Stock, which was a required condition of the February 22, 2016, Asset Purchase Agreement. The holder of the shares of the Series B Voting Preferred Stock has the right to vote those shares of the Series B Voting Preferred Stock regarding any matter or action that is required to be submitted to the shareholders of the Company for approval. The vote of each share of the Series B Voting Preferred Stock (i.e., each 1,000 shares) is equal to and counted as 4 times the votes of all of the shares of the Company’s (i) Common Stock, and (ii) other voting preferred stock issued and outstanding on the date of each and every vote or consent of the shareholders of the Company regarding each and every matter submitted to the shareholders of the Company for approval. As such, the Series B Voting Preferred Stock in effect votes 99.9% of the total vote on all shareholder matters.

On May 24, 2016, Luxor converted $300,000 owed under the Convertible Note into 240 shares of Common Stock.

On June 30, 2016, Luxor converted $1,029,000 owed under the Convertible Note into 13,334 shares of Common Stock.

On January 30, 2017, Luxor converted $250,000 owed under the Convertible Note into 227,421 shares of Common Stock.

On February 28, 2018, the Company entered into an Asset Purchase Agreement with Luxor. Pursuant to the Asset Purchase Agreement, the Company purchased certain Intellectual Property and know-how relating to a proprietary social gaming solution from Luxor (the “GM2 Asset”), in consideration for 4,166,667 shares of Common Stock, and a promissory note calculated at 50% of the revenues generated by the GM2 Asset during the 12-month period from March 1, 2018 to February 28, 2019. The promissory note was required to be issued to Luxor before April 30, 2019, was to bear interest at the rate of 4% per annum, and be convertible into shares of the Company’s Common Stock at a conversion price equal to the average of the seven trading days closing prices on the date prior to conversion. Such note has since been satisfied in full. The GM2 Asset included all source code and documentation.

On June 18, 2018, Luxor converted $300,000 owed under the Convertible Note into 1,666,667 shares of Common Stock.

On September 10, 2018, the Company entered into a Settlement Agreement with Luxor whereby the parties agreed to release each other from any, and all liabilities relating to the Convertible Promissory Note. Pursuant to the Settlement Agreement, the Company agreed to pay out the remaining balance of the note totaling $649,414, by converting $209,414 into Common Stock at a conversion price of $0.15 per share, by making a payment of $150,000 and by entering into an interest free loan for the balance of $290,000, such loan to be repaid in two equal instalments of $145,000 on September 10, 2019 and September 10, 2020. On September 10, 2018, 1,396,094 shares of Common Stock were issued for the conversion of $209,414.

CUSIP No. 381098300	Schedule 13D	Page 6 of 9

Anthony Brian Goodman

On February 22, 2016, the Company entered into a Consulting Service Agreement with its Chief Executive Officer, Mr. Goodman. Pursuant to the agreement, the consulting fee due thereunder could be settled in shares of Common Stock.

On December 12, 2017, the Company issued 518,538 shares of Common Stock to settle account payable of $30,000 owed to Mr. Goodman under the Consulting Agreement.

On June 18, 2018, the Company issued 166,667 shares of Common Stock to settle an account payable of $30,000 to Mr. Goodman under the Consulting Agreement.

On January 3, 2018, the Company granted Mr. Goodman options to purchase 5,400,000 shares of Common Stock of the Company at an exercise price of $0.066 per share with a vesting period of one and a half years, vesting 33% each half year.

On September 19, 2019, the Company granted stock options to Mr. Goodman to purchase 2,700,000 shares of Common Stock of the Company at an exercise price of $0.9075 per share with a vesting period of one and a half years, vesting 33% each half year.

* * * * * *

Luxor’s ownership (and Mr. Goodman beneficial ownership thereof) of 1,000 share of Series B Voting Preferred Stock, and the rights which such Series B Voting Preferred Stock shares have to vote , have not been included in Mr. Goodman’s ownership in the tables at the front of this Schedule 13D above, as such Series B Voting Preferred Stock is not itself registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not convertible into the Company’s Common Stock, and as such, is not deemed an “equity security” as defined in Rule 13d-1 of the Exchange Act.

Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

The Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 381098300	Schedule 13D	Page 7 of 9

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of the close of business on February 22, 2016, the Reporting Persons beneficially owned in aggregate:

•

60 shares of Common Stock of the Issuer, representing approximately 73.8% of the Issuer’s outstanding Common Stock on such date (81 outstanding shares of Common Stock, based on the number of shares of Common Stock issued and outstanding as of January 31, 2016, as set forth in the Issuer’s Quarterly Report for the quarter ended January 31, 2016, filed with the Securities and Exchange Commission on March 14, 2016, adjusted for the unregistered sales of equity securities issued from February 1, 2016 to February 14, 2016, as disclosed in the Issuer’s Quarterly Report for the quarter ended April 30, 2016, filed with the Securities and Exchange Commission on June 20, 2016), which shares are held in the name of, and owned by, Luxor, and which shares Mr. Goodman is deemed to beneficially own due to his ownership of 100% of Luxor and his position as Managing Member thereof.

As of the close of business on March 12, 2021, the Reporting Persons beneficially owned in aggregate:

•

16,255,688 shares of Common Stock of the Issuer, representing approximately 52.7% of the Issuer’s outstanding Common Stock on such date (22,741,665 shares of Common Stock, as confirmed by the Issuer’s transfer agent), of which 685,205 shares of Common Stock and options to purchase 8,100,000 shares of Common Stock are held directly by Mr. Goodman, and which are exercisable within 60 days of such date, and of which 7,470,483 shares of Common Stock are held in the name of, and owned by, Luxor, and which shares Mr. Goodman is deemed to beneficially own due to his ownership of 100% of Luxor and his position as Managing Member thereof. Additionally, as of March 12, 2021, Luxor holds 1,000 shares of Series B Voting Preferred Stock. The holder of the shares of the Series B Voting Preferred Stock has the right to vote those shares of the Series B Voting Preferred Stock regarding any matter or action that is required to be submitted to the shareholders of the Company for approval. The vote of each share of the Series B Voting Preferred Stock (i.e., each 1,000 shares) is equal to and counted as 4 times the votes of all of the shares of the Company’s (i) Common Stock, and (ii) other voting preferred stock issued and outstanding on the date of each and every vote or consent of the shareholders of the Company regarding each and every matter submitted to the shareholders of the Company for approval. As such, the Series B Voting Preferred Stock in effect votes 99.9% of the total vote on all shareholder matters.

CUSIP No. 381098300	Schedule 13D	Page 8 of 9

(b) Mr. Goodman and Luxor share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock and shares of Series B Voting Preferred Stock which Luxor holds (see Item 5(a) above) and Mr. Goodman has the sole power to vote and to dispose of the shares of shares of Common Stock and options to purchase shares of Common Stock which are held directly by Mr. Goodman (see Item 5(a) above).

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

10.1

Asset Purchase Agreement dated February 22, 2016, by and between Source Gold Corp. and Luxor Capital, LLC, filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 29, 2016 (File No. 000-54840), and incorporated by reference herein

99.1	Joint Filing Agreement by and among Mr. Anthony Brian Goodman and Luxor Capital, LLC, dated March [ ], 2021

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2021

/s/ Anthony Brian Goodman
Anthony Brian Goodman

Luxor Capital, LLC

/s/ Anthony Brian Goodman
Anthony Brian Goodman
Managing Member